SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

--------------------------------------------------------------------------------

                                   SCHEDULE TO
          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

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                           BERLITZ INTERNATIONAL, INC.
                       (Name of Subject Company (Issuer))

                               BENESSE CORPORATION
                      BENESSE HOLDINGS INTERNATIONAL, INC.
                       (Name of Filing Persons (Offerors))

                           BERLITZ INTERNATIONAL, INC.
                        (Name of Filing Person (Issuer))

                                SOICHIRO FUKUTAKE
                     (Name of Filing Person (Other Person))

                          COMMON STOCK, PAR VALUE $.10
                           (Title Class of Securities)

                                   08490010-9
                      (CUSIP Number of Class of Securities)

                               MR. KAZUO YAMAKAWA
                               BENESSE CORPORATION
                         3-7-17 MINAMIGATA, OKAYAMA-SHI
                                 700-8686 JAPAN
                                (81)(86) 221-5215
      (Name, Address and Telephone Numbers of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Persons)

                                   Copies to:

     MARILYN SELBY OKOSHI, ESQ.                   DAVID K. LAKHDHIR, ESQ.
          COUDERT BROTHERS              PAUL, WEISS, RIFKIND, WHARTON & GARRISON
     114 AVENUE OF THE AMERICAS                   1285 AVENUE OF THE AMERICAS
       NEW YORK, NY 10036-7703                      NEW YORK, NY 10019-6064
           (212) 626-4400                               (212) 373-3000

                            CALCULATION OF FILING FEE
                            -------------------------

         Transaction Valuation*                   Amount of Filing Fee
         ======================                   ====================

               $33,834,271                             $6,766.85

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 2,333,398 shares of common stock, par value $.10 per share (the "Shares"), being all the outstanding Shares as of March 13, 2001 less the number of Shares already owned by Benesse Holdings International, Inc., Benesse Corporation and Mr. Soichiro Fukutake, at a price of $14.50 in cash. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[X] CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid: ................     $6,766.85

Form or Registration No.: ..............     SCHEDULE TO

Filing Party: ..........................     Benesse Corporation and Benesse
                                             Holdings International, Inc.

Date Filed: ............................     April 6, 2001


[_] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:

[X] THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14d-1.   [_]  ISSUER TENDER OFFER SUBJECT TO RULE 13e-4.
[X] GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13e-3.  [_]  AMENDMENT TO SCHEDULE 13D UNDER RULE 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO, dated April 6, 2001 (the "Schedule TO") and Amendment No. 1 to the Schedule TO, both of which relate to the offer by Benesse Holdings International, Inc. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Benesse Corporation, a corporation organized under the laws of Japan ("Parent"), to purchase all outstanding shares of common stock, par value $.10 per share (the "Shares"), of Berlitz International, Inc. ("Berlitz") (other than those Shares held by Purchaser, Parent and Mr. Soichiro Fukutake, the President of Parent and the Chairman of Purchaser), at a price of $14.50 per share, net to the seller in cash (less any required withholding taxes), upon the terms and subject to the conditions set forth in the offer to purchase (the "Offer to Purchase") and in the related letter of transmittal (the "Letter of Transmittal"), copies of which have been filed as Exhibits (a)(1) and (a)(2) to the Schedule TO, respectively.

All capitalized terms used in this Amendment shall have the meanings ascribed to such terms in the Schedule TO and the Offer to Purchase. The item numbers and responses thereto are in accordance with the requirements of Schedule TO.

                  ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

                  DIRECTORS AND EXECUTIVE OFFICERS OF BERLITZ. The following table sets forth the name, business address, present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Berlitz. During the last five years, neither Berlitz nor, to the best knowledge of Berlitz, any of the persons listed below (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws. Unless otherwise indicated, each individual is a citizen of the United States.


     NAME           BUSINESS ADDRESS         BUSINESS EXPERIENCE
     ----           ----------------         -------------------

Soichiro Fukutake        (1)                 Mr. Fukutake has served as Chairman
                                             of the Berlitz Board since February
                                             1993. Mr. Fukutake joined Parent in
                                             1973, and since May 1986 has served
                                             as its President and Representative
                                             Director. He also serves on the
                                             Board of Directors of a number of
                                             companies, private foundations and
                                             associations in Japan. Mr. Fukutake
                                             is a citizen of Japan.

James Kahl               (2)                 Mr. Kahl has served as Vice
                                             Chairman of the Berlitz Board since
                                             July 1, 2000, and also serves on
                                             the Board of Directors of
                                             Purchaser. Previously, he was Chief
                                             Executive Officer and President of
                                             La Petite Academy, a provider of
                                             preschool and childcare services
                                             from 1993 until December 31, 1999,
                                             and was also the Chairman of its
                                             Board from 1998 until December 31,
                                             1999. From 1991 until 1993, he was
                                             a Senior Vice President of Knott's
                                             Berry Farm. From 1983 until 1991,
                                             he held a number of senior
                                             executive positions at Marriott
                                             Corporation, including Senior Vice
                                             President of Administration, Chief
                                             Financial Officer, and Senior Vice
                                             President, Operations of the
                                             Contract Services Division. From
                                             1964 until 1982, he held a variety
                                             of positions at Arthur Andersen &
                                             Co., including Managing Partner of
                                             the San Diego office. Mr. Kahl
                                             became a Director of Berlitz in
                                             March 2000.

James Lewis              (2)                 Mr. Lewis has served as an
                                             Executive Vice President of Berlitz
                                             and Chief Executive Officer,
                                             Berlitz GlobalNET, since January 1,
                                             1999, prior to which he was Vice
                                             President of Worldwide Translations
                                             since first joining Berlitz in
                                             September 1, 1997. Previously, Mr.
                                             Lewis most recently served in a
                                             number of executive level positions
                                             with Globalink, Inc., including
                                             President and Director (1995 to
                                             1997) and Vice President, Worldwide
                                             Sales and Marketing (1995). Prior
                                             to that he served as Vice
                                             President, Marketing of MAXM
                                             Systems Corporation (1994 to 1995)
                                             and Vice President, International
                                             Operations, Landmark Systems
                                             Corporation (1992 to 1994). During
                                             the period of 1983 to 1992, Mr.
                                             Lewis held a number of management
                                             positions with Ashton-Tate
                                             Corporation, and Peter Norton
                                             Computing. Mr. Lewis has served as
                                             a director of Berlitz since March
                                             1999.

Ryoichi Tanaka           (2)                 Mr. Tanaka has served as a Vice
                                             President of Berlitz since
                                             September 2000. Previously, he
                                             served in a number of management
                                             positions with Parent, including
                                             General Manager of the Parent Child
                                             Care division (1997 to 1999),
                                             Parent's Investment Officer (1996
                                             to 1997); CEO and General Manager
                                             of Fukutake Publishing Co., Ltd.,
                                             of North America (1993 to 1996);
                                             and CEO of the New York and Los
                                             Angeles offices of Parent (1990 to
                                             1993). Mr. Tanaka also currently
                                             serves on the Board of Directors of
                                             Purchaser. He began his career with
                                             Parent in 1981. Mr. Tanaka has
                                             served as a Director of Berlitz
                                             since September 2000. Mr. Tanaka is
                                             a citizen of Japan.

Hiroshi Kitada           (3)                 Mr. Kitada is President and Chief
                                             Executive Officer of Purchaser.
                                             Prior to joining Purchaser in 1999,
                                             Mr. Kitada was General Manager of
                                             the New York Corporate Finance
                                             Department of The Long-Term Credit
                                             Bank of Japan, Ltd., which he
                                             joined in 1979. Mr. Kitada
                                             currently serves as a Director of
                                             Technology Education Network and
                                             Purchaser. Mr. Kitada earned his
                                             MBA from the Wharton School at the
                                             University of Pennsylvania and his
                                             BA in Economics from Keio
                                             University. He has served as a
                                             Director of Berlitz since September
                                             2000. Mr. Kitada is a citizen of
                                             Japan.

Laurence M. Berg         (4)                 Mr. Berg has been associated with
                                             Apollo Advisors, L.P. since 1992
                                             and a partner since 1995, which,
                                             together with its affiliates,
                                             including Apollo Management IV,
                                             L.P. ("Apollo"), act as managing
                                             general partner of Apollo
                                             Investment Fund, L.P., AIF II,
                                             L.P., Apollo Investment Fund III,
                                             L.P. and Apollo Investment Fund IV,
                                             L.P. which are private securities
                                             investment funds. Prior thereto,
                                             Mr. Berg was a member of the
                                             Mergers and Acquisitions Department
                                             of Drexel Burnham Lambert
                                             Incorporated. Mr. Berg is a
                                             director of Rent-A-Center, Inc.,
                                             Sylvan Learning Systems and
                                             Resolution Performance Products.
                                             Mr. Berg received his MBA from the
                                             Harvard Business School and
                                             received his BS in economics from
                                             the University of Pennsylvania's
                                             Wharton School of Business. Mr.
                                             Berg has served as a Director of
                                             Berlitz since March 1999.

Antony P. Ressler        (4)                 Mr. Ressler co-founded Apollo in
                                             1990. Mr. Ressler also founded Ares
                                             Management, L.P. in 1997, the
                                             general partner of the Ares Funds,
                                             including Ares Leveraged Investment
                                             Funds I, II and III, each of which
                                             are private securities investment
                                             funds focused primarily on debt and
                                             mezzanine/equity investments. Prior
                                             to 1990, Mr. Ressler served as a
                                             Senior Vice President in the High
                                             Yield Bond Department of Drexel
                                             Burnham Lambert Incorporated, with
                                             responsibility for the New
                                             Issue/Syndicate Desk. Mr. Ressler
                                             serves on several boards of
                                             directors including: Allied Waste
                                             Industries, Inc.; Communications
                                             Corporation of America; and Vail
                                             Resorts, Inc., as well as on the
                                             Supervisory Board of Directors of
                                             Buhrmann NV. Mr. Ressler is on the
                                             Board of Directors of Alliance for
                                             Student Achievement, one of the
                                             largest public school reform
                                             movements in the U.S., a member of
                                             the Board of Advisors of the UCLA
                                             Medical Center, a member of the
                                             Executive Committee of the Board of
                                             Directors of the Jonsson
                                             Comprehensive Cancer Center at UCLA
                                             and a member of the Board of
                                             Trustees of the Center for Early
                                             Education. Mr. Ressler is also one
                                             of the founding members of the
                                             Board of the Painted Turtle Camp,
                                             the Southern California chapter of
                                             The Hole in the Wall Gang Camps
                                             created to serve children dealing
                                             with chronic and life threatening
                                             illnesses by creating memorable,
                                             old-fashioned camping experiences.
                                             Mr. Ressler received his B.S.F.S.
                                             from Georgetown University's School
                                             of Foreign Service and received his
                                             MBA from Columbia University's
                                             Graduate School of Business. Mr.
                                             Ressler has served as a Director of
                                             Berlitz since March 1999.

Takuro Isoda             (2)                 Since July 1999, Mr. Isoda has been
                                             the President of Isoda &
                                             Associates, Inc., of Tokyo and
                                             President of Rich Capital, Inc., of
                                             Osaka. He was a Senior Advisor for
                                             Nippon Investment & Finance Co.,
                                             Ltd., a Daiwa Securities group
                                             company, until June 1999 and was
                                             its Chairman from June 1994 to July
                                             1998 and its President from January
                                             1990 to May 1994. Prior to that,
                                             Mr. Isoda served in various
                                             positions with Daiwa Securities
                                             since first joining in 1959,
                                             including, most recently, Chairman
                                             & CEO of Daiwa Securities of
                                             America, Inc., New York (January
                                             1984 to January 1990), and Senior
                                             Managing Director of Daiwa
                                             Securities Co., Ltd., Tokyo
                                             (December 1988 to January 1990).
                                             Mr. Isoda is Vice Chairman and a
                                             Director of the New Business
                                             Conference, Tokyo, and a Director
                                             of the Japan Academic Society of
                                             Ventures and Entrepreneurs, each of
                                             which is a non-profit governmental
                                             policy advisory and new venture
                                             support group. He also serves as a
                                             Director of U's BMB Entertainment,
                                             Osaka; Just Co., Omiya; BMB.com,
                                             Tokyo; Ochiai Sogo Kikaku, Tokyo;
                                             Inter.Office, Ltd., Tokyo and
                                             Effectto Holding, Tokyo. Mr. Isoda
                                             is an Advisor to ILC, Inc.,
                                             Hiroshima; Harvey Labo, Tokyo;
                                             Imagawa-Misawaya Securities, Tokyo;
                                             atJapan Medeia.com, Tokyo and ICG
                                             Japan K.K., Tokyo. He is the
                                             Statutory Auditor for Universal
                                             Home, Tokyo and Asteric, Inc.,
                                             Tokyo. Mr. Isoda has served as a
                                             Director of Berlitz since June
                                             1998. Mr. Isoda is a citizen of
                                             Japan.

Edward G. Nelson         (2)                 Since January 1985, Mr. Nelson has
                                             served as Chairman and President of
                                             Nelson Capital Corporation. From
                                             1983 to 1985, he was Chairman and
                                             Chief Executive Officer of Commerce
                                             Union Corporation. He also serves
                                             on the Board of Directors of
                                             ClinTrials Research, Inc., Central
                                             Parking System and Advocat, Inc. He
                                             is a trustee of Vanderbilt
                                             University. Mr. Nelson became a
                                             Director of Berlitz in February
                                             1993.

Robert L. Purdum         (2)                 Mr. Purdum is the retired Chairman
                                             of the Board of Armco, Inc. and
                                             currently a partner with American
                                             Industrial Partners, a private
                                             investment company located in New
                                             York and San Francisco. During his
                                             Armco career, he served in various
                                             positions since first joining Armco
                                             in 1962, including Chairman and
                                             Chief Executive Officer (November
                                             1990 to December 1993), President
                                             and Chief Executive Officer (April
                                             1990 to November 1990), President
                                             (October 1986 to April 1990), Chief
                                             Operating Officer (February 1985 to
                                             October 1986) and Chief Executive
                                             Officer - Steel Group (November
                                             1982 to February 1985). Mr. Purdum
                                             has also served on the Board of
                                             Directors of Holophane Corporation.
                                             Mr. Purdum has served as a Director
                                             of Berlitz since August 1994.

Mark Harris              (2)                 Mr. Harris has served as an
                                             Executive Vice President of Berlitz
                                             since December 5, 2000, and prior
                                             to that, Vice President, North
                                             America Language Services, since
                                             January 1, 1999, prior to which he
                                             was Vice President, North America
                                             Division of Berlitz since October
                                             1, 1997. In addition, Mr. Harris
                                             has served as President and Chief
                                             Executive Officer of ELS
                                             Educational Services Inc. since
                                             October 1998. Prior thereto, he
                                             served in various positions with
                                             Berlitz since first joining in
                                             1978, including Managing Director
                                             of Berlitz on Campus (September
                                             1993 to September 1997).

Paul H. Weinstein        (2)                 Mr. Weinstein has served as Vice
                                             President, General Counsel and
                                             Secretary since March 6, 2001,
                                             prior to which he was General
                                             Counsel and Secretary of Berlitz
                                             since January 2, 2000. Prior
                                             thereto, he served in various
                                             positions with Berlitz in the Legal
                                             Department, including Deputy
                                             General Counsel (January 1999 to
                                             January 2000) and Associate General
                                             Counsel. Mr. Weinstein was first
                                             employed by Berlitz in July 1995.

Ellen Adler              (2)                 Ms. Adler has served as Vice
                                             President, Worldwide Publishing
                                             since October 1, 1997. Prior
                                             thereto, she served in various
                                             management positions in the
                                             Publishing sub-segment since first
                                             joining Berlitz in 1988, including
                                             Managing Director, North America
                                             Publishing (January 1996 to
                                             September 1997).

Jose Alvarino            (2)                 Mr. Alvarino has been Vice
                                             President, Latin America Languages
                                             Services, since January 1, 1999,
                                             prior to which he was Vice
                                             President, Latin American Division
                                             of Berlitz since 1985. Mr. Alvarino
                                             was first employed by Berlitz in
                                             1970.

Susumu Kojima            (2)                 Mr. Kojima has served as Vice
                                             President, Asia Language Services,
                                             since March 2, 1999. Prior thereto
                                             he held various management
                                             positions with Berlitz since
                                             joining in 1993, including
                                             Executive Vice President, Asia
                                             Division (since January 1, 1996).
                                             Mr. Kojima also served as a
                                             Director of Parent from March 1993
                                             until June 1998. Mr. Kojima is a
                                             citizen of Japan.

Wolfgang Wiedeler        (2)                 Mr. Wiedeler has been Vice
                                             President, Europe Language
                                             Services, since January 1, 1999,
                                             prior to which he was Vice
                                             President, Central/Eastern Europe
                                             Division of Berlitz since January
                                             1, 1995. Previously Mr. Wiedeler
                                             served in various management
                                             positions since his initial
                                             employment with Berlitz in 1984.
                                             Mr. Wiedeler is a citizen of
                                             Germany.

Brian Kelly              (2)                 Mr. Kelly has served as Vice
                                             President, Berlitz GlobalNET Europe
                                             since January 1, 1999, and as Vice
                                             President, Western Europe Division
                                             of Berlitz from January 1996 until
                                             January 1, 1999, and as General
                                             Manager, Translations Services
                                             Europe since first joining Berlitz
                                             in January 1993. Mr. Kelly is a
                                             citizen of Ireland.

Ronald Stark             (2)                 Mr. Stark has served as Vice
                                             President, Finance, of Berlitz
                                             since September 2000. He previously
                                             served in a variety of financial
                                             positions with Berlitz, including
                                             Director of Accounting from 1996 to
                                             2000, since first joining Berlitz
                                             in 1989.

Frank Garton             (2)                 Mr. Garton has served as Vice
                                             President, Franchising, since first
                                             joining Berlitz in March 1995.

Business Address:
(1)      Benesse Corporation
         3-7-17 Minamigata, Okayama-shi
         700-8686, Japan

(2)      Berlitz International, Inc.
         400 Alexander Park
         Princeton, NJ  08540

(3)      Benesse Holdings International, Inc.
         65 E. 55th Street
         23rd Floor
         New York, NY 10019

(4)      Apollo Advisors, L.P.
         1999 Avenue of the Stars
         Los Angeles, CA  90067


                  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS

                  (e) The information set forth in Section 1 of the Offer to Purchase, "Special Factors - Background of the Offer and the Share Exchange," and Section VI of the Offer to Purchase, "Special Factors - Interest of Certain Persons," is incorporated herein by reference.

                  ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

                  Information set forth in Section II of the Offer to Purchase, "Special Factors - Purposes of, Reasons for and Effects of the Offer and the Share Exchange," is incorporated herein by reference.

                  ITEM 10. FINANCIAL STATEMENTS

                  (a)      Not applicable.
                  (b)      Not applicable.

                  ITEM 12. EXHIBITS

                  1. Exhibit (a)(1) of the Schedule TO, the Offer to Purchase, is hereby amended and supplemented as follows:

                  Section III of Special Factors - "Fairness of the Offer and the Share Exchange" at page 16 is amended and supplemented by inserting the following paragraph at the end of Section III:

                  "As discussed in Section IV below and in the Recommendation Statement, the Special Committee determined that the transactions contemplated by the Schedule TO are fair (both in terms of procedure and substance) to the shareholders of Berlitz unaffiliated with the Benesse Group. The Berlitz Board appointed the Special Committee, none of whose members were employed by or affiliated with Berlitz or the Benesse Group (except in their capacities as directors of Berlitz), to evaluate the fairness of the Offer. The Berlitz Board unanimously resolved that the determination and recommendation of the Special Committee be conveyed to the shareholders of Berlitz. The Berlitz Board did not express any opinion on the Offer apart from that expressed by the Special Committee, as all of the directors other than those on the Special Committee had actual or potential conflicts of interest with respect to the Offer."

                  Section IV of Special Factors - "Recommendation of the Special Committee" at page 16 is amended and supplemented by inserting the following language to the end of the first sentence of the third paragraph of that section:

                  "and, in addition, considered, among other things, the net book value, the liquidation value and the going concern value of Berlitz."

                  2. Exhibit (a)(12) of the Schedule TO, the text of the press release to be issued by Parent and Purchaser on May 2, 2001, is annexed hereto.

                                    SIGNATURE

                  After the due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                         SCHEDULE TO AND SCHEDULE 13E-3


                         BENESSE CORPORATION


                         By:  /s/  Makoto Sato
                              -------------------------------------------------
                              Name:   Makoto Sato
                              Title:  Representative Director and Vice President



                         SCHEDULE TO AND SCHEDULE 13E-3


                         BENESSE HOLDINGS INTERNATIONAL, INC.


                         By:  /s/  Hiroshi Kitada
                              -------------------------------------------------
                              Name:   Hiroshi Kitada
                              Title:  President



                         SCHEDULE 13E-3 ONLY


                         BERLITZ INTERNATIONAL, INC.


                         By:  /s/  Ronald Stark
                              -------------------------------------------------
                              Name:   Ronald Stark
                              Title:  Vice President, Finance


         Dated:  May 2, 2001